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                             February 16, 2024

       Greg Lehmkuhl
       Chief Executive Officer
       Lineage, Inc.
       46500 Humboldt Drive
       Novi, MI 48377

                                                        Re: Lineage, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted on
January 31, 2024
                                                            CIK No. 0001868159

       Dear Greg Lehmkuhl:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 11, 2024 letter.

       DRS/A filed on January 31, 2024

       Prospectus Summary
       Our Competitive Strengths, page 10

   1. We note your updated disclosure regarding the value-added impact of your global integrated solutions
segment. Please address the usefulness of the added disclosure in addressing your
competitive strengths and ability to offer additional customer services to grow this line of
business. Given your discussion of centers offering consolidation and drayage services, and
allocation of EBITDA under each scenario to your integrated
                                                        solutions and
"warehouses alone," it is unclear whether you are providing additional context to consolidated
EBITDA or if you are presenting EBITDA on a segment basis.
 Greg Lehmkuhl
FirstName  LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany16,
February   NameLineage,
              2024      Inc.
February
Page 2 16, 2024 Page 2
FirstName LastName
         Therefore, please tell us how you considered Item 10(e) of Regulation S-K in providing such EBITDA amounts, or clarify your basis in GAAP to include such amounts.
Certain Relationships and Related Party Transactions, page 207

2. Please clarify the nature and purpose of the transactions with BG Lineage Holdings, LLC and with Lineage OP, LLC described on pages 207-210, and pages 215-217 under
            Formation Transactions.    Consider using descriptive subheadings
to distinguish and
         organize your discussions of:
             the conversion of Lineage OP, LLC from a limited liability company to a limited partnership,
             the BLGH-managed liquidity and settlement process for BGLH and for Lineage OP,
             and
             the alternative procedures by which Founders Equity Shares associated with the
             BGLH Class A units and Legacy Class A units will be settled.
3. In connection with prior comment 5, where you discuss the conversion of Lineage OP,
         LLC from a limited liability company to a limited partnership, please explain the purpose of reclassifying outstanding units into Legacy units and then to OP units instead of directly to OP units in the formation transaction.

4. We note disclosures that Founders Equity Shares will be settled not later than the third anniversary of the IPO, that legacy investors will elect to receive cash and/or securities during the liquidity and settlement process, and that the discussion of cutbacks refers to a
            distribution.    Please clarify whether by    distribution    you
are referring to the
         reclassification of Legacy OP Units into OP Units by BGLH during the three years following the closing of the offering, as described on page 210. Please also clarify the role of the reclassifications in the BLGH-managed liquidity and settlement process for both
         BLGH and Lineage OP. For example, clarify whether this process will be completed by way of the reclassifications, or whether there are other distributions or transactions in addition to the reclassifications that will be undertaken to complete the liquidity and settlement process.
5. Where you discuss the settlement of the Founders Equity Share of BGLH Class A units
         and Lineage Class A OP units, please specify what    securities
legacy investors may elect
         to receive during the managed liquidity and settlement process, and clarify if true, that BG
         Cold, as the holder of the Founders Equity Share, will receive cash and/or securities
         consistent with the legacy investors    elections.
6. Where you discuss the settlement of the Founders Equity Shares, please clarify the sequence of events, including legacy investor elections, what triggers the settlement (for example, whether it is a reclassification initiated by BLGH or some other distribution or transaction), the cutback and the distribution, and clarify what distinguishes the time of the cutback from the time of the distribution. Please also disclose what security a holder of
         BGLH Class A or Legacy Class A OP units would hold as a consequence of electing to
 Greg Lehmkuhl
Lineage, Inc.
February 16, 2024
Page 3
      settle Founders Equity Shares on cut-back securities at the time of the cutback or at the time of the distribution.
Consequences of this Offering and the Formation Transactions, page 217

7.    Please clarify whether your reference to    formation transactions    and
the ownership
      information that follows includes transactions with legacy investors taking place during the three-year liquidity and settlement period. If not, please address how the proportionate interests of public stockholders disclosed here may be affected by those transactions.
       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameGreg Lehmkuhl
                                                            Division of
Corporation Finance
Comapany NameLineage, Inc.
                                                            Office of Real
Estate & Construction
February 16, 2024 Page 3
cc:       Julian Kleindorfer, Esq.
FirstName LastName